




                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           Queen Sand Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0015 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  747927 10 1
            -------------------------------------------------------
                                 (CUSIP Number)

                                 Bruce I. Benn
                          60 Queen Street, 14th Floor
                            Ottawa, Canada  K1P 5Y7
                                 (613) 230-7211
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 March 27, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                                       SCHEDULE 13D

 ----------------------                                                                    ------------------------------
 CUSIP No.  747927 10 1                                                                    Page      2    of    8   Pages
 ----------------------                                                                    ------------------------------
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             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      1
               EIBOC Investments Ltd., Bruce I. Benn, Ronald I. Benn, Edward J. Munden and Robert P. Lindsay
-------------------------------------------------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a) [x]
      2                                                                                                           (b) [ ]

-------------------------------------------------------------------------------------------------------------------------
             SEC USE ONLY
      3

-------------------------------------------------------------------------------------------------------------------------
             SOURCE OF FUNDS
      4
               none; not applicable
-------------------------------------------------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
      5

-------------------------------------------------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

      6        EIBOC Investments Ltd. - Barbados, West Indies; Bruce I. Benn, Ronald I. Benn and Edward J. Munden -
               Canadian; Robert P. Lindsay - United States
-------------------------------------------------------------------------------------------------------------------------
                                            SOLE VOTING POWER

                                    7         EIBOC Investments Ltd. - 0; Bruce I. Benn - 2,033,334;
                                              Ronald I. Benn - 2,033,333; Edward J. Munden - 2,033,333
                                              Robert P. Lindsay - 500,000
                                    -------------------------------------------------------------------------------------
                                            SHARED VOTING POWER

           NUMBER OF                8
            SHARES
         BENEFICIALLY                         0
           OWNED BY                 -------------------------------------------------------------------------------------
             EACH                           SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                  9         EIBOC Investments Ltd. - 6,600,000; Bruce I. Benn - 0;
             WITH                             Ronald I. Benn - 0; Edward J. Munden - 0; and
                                              Robert P. Lindsay - 0
                                    -------------------------------------------------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                    10
                                              0
-------------------------------------------------------------------------------------------------------------------------
                               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              11                  EIBOC Investments Ltd. - 6,600,000 (dispositive); Bruce I. Benn - 2,033,334 (voting);
                                  Ronald I. Benn - 2,033,333 (voting); Edward J. Munden - 2,033,333 (voting); and Robert
                                  P. Lindsay - 500,000 (voting)
-------------------------------------------------------------------------------------------------------------------------
                               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [ ]
              12

-------------------------------------------------------------------------------------------------------------------------
                               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13                  EIBOC Investments Ltd. - 22.6% (dispositive); Bruce I. Benn - 7.0% (voting); Ronald I.
                                  Benn - 7.0% (voting); Edward J. Munden - 7.0% (voting); and Robert P. Lindsay - 1.7%
                                  (voting)
-------------------------------------------------------------------------------------------------------------------------
                               TYPE OF REPORTING PERSON*
              14
                                  EIBOC Investments Ltd. - CO; Bruce I. Benn - IN; Ronald I. Benn - IN; Edward J. Munden
                                  - IN; and Robert P. Lindsay - IN
-------------------------------------------------------------------------------------------------------------------------

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Item 1.  Security and Issuer.

Title of Class of Equity Securities:  Common Stock

Name of Issuer:  Queen Sand Resources, Inc.

Address of Issuer's Principal Executive Offices:

         3500 Oak Lawn, Suite 350, L.B. #31, Dallas, Texas  75219-4398

Item 2.  Identity and Background.

Name:  EIBOC Investments Ltd.

Place of Organization:  Barbados, West Indies

Principal Business:  Finance

Address of Principal Business and Office: Charlton House, White Park Road, Bridgetown, Barbados, West Indies.

         (d)     Criminal Convictions in the last five years:  None.

         (e) Whether, during the past five years, it was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

                           __________________________

         (a)     Name:  Floyd Phillips

         (b) Residence or business address: Charlton House, White Park Road, Bridgetown, Barbados.

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Director of EIBOC Investment Ltd. in Charlton House, White Park Road, Bridgetown, Barbados office - EIBOC is in the finance business.

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     Barbadian.



                           __________________________




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
         (a)     Name:  Bruce I. Benn.

         (b) Residence or business address: 60 Queen Street, 14th Floor, Canada K1P 5Y7.

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Officer and Director of Issuer in Issuer's 60 Queen Street, 14th Floor, Ottawa, Canada K1P 5Y7 office. Issuer is in the oil and gas business.

         (d)     Criminal Convictions during the last five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     Citizenship:  Canadian.

                           __________________________

         (a)     Name:  Ronald I. Benn.

         (b) Residence or business address: 60 Queen Street, 14th Floor, Ottawa, Canada K1P 5Y7.

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Officer of Issuer in Issuer's 60 Queen Street, 14th Floor, Ottawa, Canada K1P 5Y7 office. Issuer is in the oil and gas business.

         (d)     Criminal Convictions during the last five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     Citizenship:  Canadian.

                           __________________________

         (a)     Name:  Edward J. Munden.

         (b) Residence or business address: 60 Queen Street, 14th Floor, Ottawa, Canada K1P 5Y7.

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Officer and Director of Issuer in Issuer's 60 Queen Street, 14th Floor, Ottawa, Canada K1P 5Y7 office. Issuer is in the oil and gas business.





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         (d)     Criminal Convictions during the last five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     Citizenship:  Canadian.

                           __________________________

         (a)     Name:  Robert P. Lindsay.

         (b) Residence or business address: 3500 Oak Lawn, Suite 380, L.B.#31, Dallas, Texas 75219-4398.

         (c) Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Officer and Director of Issuer in Issuer's 3500 Oak Lawn, Suite 380, L.B.#31, Dallas, Texas 75219-4398 office. Issuer is in the oil and gas business.

         (d)     Criminal Convictions during the last five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     Citizenship:  U.S.

Item 3.  Source and Amount of Funds or Other Consideration.

         The transaction represents a change by the beneficial owners of the securities in the entity through which the beneficial owners hold their securities. Accordingly, there are no funds in the transaction. See Item 4 below.

Item 4.  Purpose of the Transaction.

         The transaction represents a change by the beneficial owners of the securities in the entity through which the beneficial owners hold their securities. The change is a requirement of the planned acquisition involving two transactions. Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), an affiliate of Enron Finance Corp., is purchasing 9.6 million QSR preferred shares convertible into 9.6 million common shares of the Issuer, preemptive rights and the right to common stock purchase warrants which, if exercised, would permit JEDI to maintain a 33 percent stake in the Issuer for a price of $5 million cash plus future contingent cash payments of up to $9.4 million. Concurrently, the Issuer will purchase, for its treasury, 9.6 million of the Issuer common shares from Forseti Investments Ltd. ("Forseti") for a price of $5 million cash, warrants to purchase three million shares of common stock, exercisable prior to December 31, 1998, plus future contingent cash payments of up to $9.4 million. The contingent future





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cash payments to Forseti would only be payable from the contingent future payments from JEDI.

         As a result of the planned acquisition, the Issuer will be changing its capitalization by increasing the number of authorized shares of common stock from 40,000,000 shares to 100,000,000 shares and authorizing, designating and issuing preferred stock. With regard to preferred stock not being issued in the planned acquisition, the Issuer's Board of Directors has total discretion in the issuance and the determination of the rights and privileges of any shares of Preferred Stock which may be issued in the future, which rights and privileges may be detrimental to the holders of the Common Stock of the Company. The Board of Directors could issue shares of Preferred Stock with such rights and preferences that could discourage attempts by others to obtain control of the Company through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. There will be a significant number of authorized but unissued shares of preferred stock, the rights of which will be determinable by the directors. In addition, the issuance of preferred stock in the planned acquisition and, events of a default by the Issuer under the terms of the planned acquisition, will affect the ability of the Company to declare dividends to the holders of its common stock.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b):  See Items 7 through 11 on the cover page of this
Schedule 13D.

         (c) Transactions effected during the past sixty days or since the most recent hiring on Schedule 13D: None.

         (d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Messrs. Benn, Benn, Munden and Lindsay have irrevocable proxies to vote the shares held by EIBOC Investments Ltd.

Item 7.  Material to be Filed as Exhibits.

         Agreement relating to filing a joint Schedule 13D.

         Voting Proxies of EIBOC Investments Ltd. to be filed by amendment.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 1997.


                                        EIBOC INVESTMENTS LTD.


                                        By: /s/ FLOYD PHILLIPS
                                           -------------------------------------
                                        Name: Floyd Phillips
                                             -----------------------------------
                                        Title: Director
                                              ----------------------------------


                                        /s/ BRUCE I. BENN
                                        ----------------------------------------
                                        BRUCE I. BENN



                                        /s/ RONALD I. BENN
                                        ----------------------------------------
                                        RONALD I. BENN


                                        /s/ EDWARD J. MUNDEN
                                        ----------------------------------------
                                        EDWARD J. MUNDEN


                                        /s/ ROBERT P. LINDSAY
                                        ----------------------------------------
                                        ROBERT P. LINDSAY





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                             SCHEDULE 13D AGREEMENT

April 4, 1997

         The undersigned, EIBOC Investments Ltd., Bruce I. Benn, Ronald I. Benn, Edward J. Munden and Robert P. Lindsay do hereby acknowledge and agree that the Schedule 13D, of which this agreement is an exhibit, is filed on behalf of all of the undersigned.


                                        EIBOC INVESTMENTS LTD.


                                        By: /s/ FLOYD PHILLIPS
                                           -------------------------------------
                                        Name: Floyd Phillips
                                             -----------------------------------
                                        Title: Director
                                              ----------------------------------


                                        /s/ BRUCE I. BENN
                                        ----------------------------------------
                                        BRUCE I. BENN



                                        /s/ RONALD I. BENN
                                        ----------------------------------------
                                        RONALD I. BENN


                                        /s/ EDWARD J. MUNDEN
                                        ----------------------------------------
                                        EDWARD J. MUNDEN


                                        /s/ ROBERT P. LINDSAY
                                        ----------------------------------------
                                        ROBERT P. LINDSAY





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